Exhibit 99.6

Please read the attached instructions carefully before completing the Election Form

NORZINC LTD.

ELECTION FORM

FOR SMALL LOT SHAREHOLDERS OF CANADIAN ZINC CORPORATION

(All dollar amounts herewith are in Canadian dollars)

This election form is being provided in connection with the proposed plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement") to be considered at the annual general and special meeting (the "Meeting") of shareholders of Canadian Zinc Corporation ("Canadian Zinc") as described in the information circular of Canadian Zinc dated May 25, 2018 (the "Information Circular") provided to you in connection with the Meeting. All capitalized terms not defined herein shall have the meanings ascribed to them in the Information Circular.

If the Arrangement is completed, all of the common shares of Canadian Zinc ("Canadian Zinc Shares") will, subject to the provisions for Small Lot Shareholders described below, be exchanged for common shares of NorZinc Ltd. ("NorZinc") on the basis of one (1) common share of NorZinc ("NorZinc Shares") for each one (1) issued and outstanding Canadian Zinc Share.

According to our records and pursuant to the Arrangement, you are classified as a "Small Lot Shareholder" because immediately prior to the Arrangement you were the holder of fewer than 500 Canadian Zinc Shares (a "Small Lot"). You are only entitled to receive $0.20 for each Canadian Zinc Share owned by you unless you specifically elect to receive a DRS Advice representing NorZinc Shares by placing an "X" in the Election Table below and you deliver this Election Form and certificates representing Canadian Zinc Shares ("Former Share Certificate(s)") to Computershare INVESTOR SERVICES INC. ("COMPUTERSHARE") BY THE CLOSE OF BUSINESS ON JULY 6, 2018. IF YOUR ELECTION FORM AND FORMER SHARE CERTIFICATE(S) ARE RECEIVED BY COMPUTERSHARE AFTER JULY 6, 2018, YOU WILL BE ENTITLED TO RECEIVE CASH ONLY AND WILL CEASE TO BE A SHAREHOLDER. No cash will be paid to a Small Lot Shareholder who holds fewer than 50 Canadian Zinc Shares. See the enclosed "Instructions" for completing the Election Form and refer to Instruction 3 for definition of "Small Lot".

ELECTION TABLE

If you wish to receive a DRS Advice for NorZinc Shares instead of the cash referred to above, you must place an "X" in BOX 1 below and you must complete BOX 2 below
BOX 1	I elect to receive NorZinc Shares instead of cash		☐
BOX 2	I	☐ am ☐ am not	a U.S. Person, a person in the United States or acting for the account or benefit of a U.S. Person or a person in the United States (as defined in Instruction 9)

Do not place an "X" in BOX 1 in the table unless you wish to receive a DRS Advice representing NorZinc Shares in place of cash.

IMPORTANT NOTICE

In order to receive either cash or a DRS Advice as described above, you must complete, sign and deliver this Election Form and deliver your Former Share Certificate(s) to Computershare Investor Services Inc. ("Computershare") at the address provided under Instruction 11.

If you have elected on this Election Form to receive a DRS Advice representing NorZinc Shares, you must deliver this Election Form and Former Share Certificate(s) to Computershare by the close of business on July 6, 2018; otherwise, you will be entitled to receive cash only. Further, if you do not deliver your Election Form and Former Share Certificate(s) to Computershare by the third anniversary of the Effective Date of the Arrangement, such Former Share Certificate(s) shall cease to represent a right or claim of any nature and your right to receive cash as a Small Lot Shareholder shall deemed be surrendered to NorZinc. See "Cancellation of Rights to Receive Cash after Three Years" in the enclosed Instructions.

If a cash payment payable in respect of a Small Lot would be less than $10, payment will not be made. In such case, do not send in the Election Form or Former Share Certificate(s).

DIRECTION BY SHAREHOLDER

TO:	NorZinc Ltd.

AND TO :	Computershare Investor Services Inc.

The undersigned Small Lot Shareholder hereby encloses and irrevocably deposits the following Canadian Zinc Shares held by the undersigned:

Certificate Number(s)	Number of Canadian Zinc Shares Held	Registered in the Name of

The undersigned by the execution of this Election Form, hereby represents that: (a) the undersigned is the owner of the Canadian Zinc Shares represented by the Former Share Certificate(s) described above and delivered herewith; (b) the undersigned has good title to those shares, free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (c) the said Former Share Certificate(s), together with any other certificate(s) submitted with a separate Election Form as required by the Instructions, represent all of the Canadian Zinc Shares owned by the undersigned; (d) the undersigned has full power and authority to deposit the Canadian Zinc Shares; and (e) the undersigned will not transfer or permit to be transferred any of the deposited Canadian Zinc Shares.

Unless otherwise indicated under the "Special Issuance Instructions" or "Special Delivery Instructions" on the following page (in which case payment or delivery should be made in accordance with those instructions), the payment or DRS Advice representing NorZinc Shares issued in exchange for the Canadian Zinc Shares represented by the Former Share Certificate(s), will be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or, if no such address or delivery instructions are made, to the latest address recorded on Canadian Zinc's register of shareholders).

Shareholders that are U.S. residents or citizens receiving any amount of cash in connection with the Arrangement must complete the Form W-9 below (see also Instruction 10). U.S. Shareholders that receive a DRS Advice representing NorZinc Shares instead of cash pursuant to the election above do not need to complete the Form W-9 below.

Signature guaranteed by:	SHAREHOLDER SIGNATURE
(if required under Instruction 1(d) or Instruction 7)

Authorized Signatory	Signature of Shareholder or Authorized Representative
(see Instruction 1(e))

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

	City	Province/State
Address of Guarantor (please print or type)

Postal/ZIP Code

Tel (office)	(home)

Social Insurance Number	Tax Identification Number

Dated: , 20___

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BLOCK A	BLOCK B
SPECIAL ISSUANCE INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the cheque or the DRS Advice for the NorZinc Shares are to be issued to or in the name of someone other than the person(s) indicated under "Shareholder Signature". If this box is completed, the signature of the Shareholder under "Shareholder Signature" must be guaranteed. See Instruction 1(d) and Instruction 7.	To be completed ONLY if the cheque or the DRS Advice for the NorZinc Shares are to be sent to someone other than the person(s) indicated under "Shareholder Signature" or to an address other than that appearing below. If this box is completed, the signature of the Shareholder under "Shareholder Signature" must be guaranteed. See Instruction 1(d) and Instruction 7.

Issue cheque / DRS Advice to:	Mail cheque (or DRS Advice, if the election is made) to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Tax Identification Number)	(Social Insurance or Tax Identification Number)

BLOCK C ☐ Check here if the cheque (or DRS Advice if the election is made) for the NorZinc Shares are to be held for pick-up at the office of Computershare at which this Election Form is deposited.

BLOCK D

STATUS AS U.S. SHAREHOLDER (See Instruction 10)

If you will be receiving any cash in connection with the Arrangement, you must indicate whether you are a U.S. Shareholder (as defined in Instruction 10) or are acting on behalf of a U.S. Shareholder.

☐     The person signing on page 2 of this Election Form represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐     The person signing on page 2 of this Election Form is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of Canadian Zinc Shares that is either providing an address in the box on the previous pages that is located within the United States or any territory or possession thereof, or that is a U.S. resident or citizen for U.S. federal income tax purposes, as defined in Instruction 10. To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must complete the Form W-9 (attached) or, in certain circumstances, an appropriate IRS Form W-8. You can find more information in Instruction 10 "U.S. Federal Income Tax and Backup Withholding – Form W-9 Instructions."

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INSTRUCTIONS

1.	Use of Election Form

(a)	Send or deliver the Former Share Certificate(s) and this Election Form duly completed and signed to Computershare at the office listed under Instruction 11. You may choose which method of delivery to Computershare to use, however it is at your risk and if mail is used, registered mail is recommended.

(b)	If the Former Share Certificate(s) are registered in different names or addresses, you must submit separate Letters of Transmittal for each different registration or account. If such certificate(s) represent joint ownership, all joint owners must sign this Election Form.

(c)	The signature on the Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever.

(d)	Former Share Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Election Form is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(e)	Where the Election Form is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Election Form must be accompanied by satisfactory evidence of the representative’s authority to act.

(f)	NorZinc reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Election Form received.

(g)	Each registered Small Lot Shareholder who makes the election to receive NorZinc Shares is entitled, without charge, to have issued to him one DRS Advice of NorZinc for each Former Share Certificate surrendered.

2.	Exchange Ratio

Holders of Canadian Zinc Shares who make the election to receive NorZinc Shares are entitled to be issued one (1) NorZinc Share for each one (1) Canadian Zinc Share.

3.	Holders of Small Lots

A "Small Lot" means fewer than 500 Canadian Zinc Shares.

(a)	As you are a Small Lot Shareholder, you may only receive cash in exchange for your Small Lot unless you specifically elect, by placing an "X" in the box provided in the Election Table on the first page of this Election Form, to receive a DRS Advice representing NorZinc Shares and return this duly completed Election Form and Former Share Certificate(s) to Computershare by the close of business on July 6, 2018.

(b)	As an example, if immediately prior to the Arrangement you owned 200 Canadian Zinc Shares:

(i)	because this is less than 500 shares, i.e. a 'Small Lot', you would only be entitled to receive $40.00 ($0.20 per Canadian Zinc Share) unless you elect as described in (ii) below;

(ii)	if you wish to receive a DRS Advice representing NorZinc Shares instead of cash for your Canadian Zinc Shares, you must place an "X" in the box provided in the Election Table on page 1 of this Election Form and return this duly completed Election Form and Former Share Certificate(s) to Computershare by the close of business on July 6, 2018;

(c)	if you do not elect or do not properly elect by the close of business on July 6, 2018, you may only receive cash; and

(d)	no payment of less than $10 will be made. If you hold less than 50 shares of Canadian Zinc do not mail in Letters of Transmittal or the Former Share Certificate(s) since no payment will be made.

4.	Deadline for Election to Receive DRS Advice

If you have elected on this Election Form to receive a DRS Advice representing NorZinc Shares instead of cash, this Election Form, with the election duly made, and the Former Share Certificate(s) must be received by Computershare at the office specified in Instruction 11 by the close of business on July 6, 2018 to be effective, otherwise you shall only be entitled to receive cash in respect of your Small Lot, provided that your Small Lot represents fifty (50) or more Canadian Zinc Shares.

5.	Cancellation of Rights to Receive Cash after Three Years

If you have not duly elected to receive a DRS Advice representing NorZinc Shares as described in Instruction 4, the cash to which you would be entitled in respect of your Small Lot will be held by Computershare for a maximum of three (3) years until the third anniversary of the Effective Date of the Arrangement.

If you fail to deliver and surrender to Computershare the Former Share Certificate(s) together with a duly executed and completed Election Form and other required documents, then on the close of business on the third anniversary of the Effective Date of the Arrangement, such Former Share Certificate(s) shall cease to represent a right or claim of any kind or nature and your right to receive cash in respect of your Small Lot shall be deemed to be surrendered to NorZinc.

6.	Lost Former Share Certificates

If a Former Share Certificate has been lost or destroyed, the Election Form must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

7.	Special Issuance and Delivery Instructions

The boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions", as applicable, should be completed if the cheque or DRS Advice representing NorZinc Shares to be issued pursuant to the Plan of Arrangement are to be: (a) issued in the name of a person other than the person signing the Election Form; or (b) sent to someone other than the person signing the Election Form or to the person signing the Election Form at an address other than that appearing below that person's signature. The signature of the registered holder must be guaranteed by an Eligible Institution or in some other manner satisfactory to Computershare. The box entitled "Instructions to Hold for Pick-Up" must be completed if pick-up at the Computershare office is desired.

8.	Non-Resident Withholding Tax

If you are a non-resident of Canada for Canadian income tax purposes and entitled to cash for your Small Lot, Canadian Zinc will deduct and withhold from the cash that you are entitled to, any amount they are required to under the Income Tax Act (Canada). Canadian Zinc will remit such withholding to the Receiver General on behalf your behalf.

9.	U.S. Persons Receiving NorZinc Shares

If you have elected in Box 1 to receive NorZinc Shares, you must also indicate in Box 2 whether you are a U.S. Person, a person in the United States or a person acting for the account or benefit of a U.S. Person or a person in the United States. The term "United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia. The term "U.S. Person" is as defined in Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act"). Without limiting the foregoing, a U.S. Person includes, subject to the exceptions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (iv) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (v) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States, and (vi) any partnership or corporation formed under the laws of a non-U.S. jurisdiction by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under the 1933 Act) that are not natural persons, estates or trusts.

10.	U.S. Federal Income Tax and Backup Withholding – Form W-9 Instructions

The following does not constitute a summary of the tax consequences of the Arrangement and Small Lot Shareholders should consult with their own tax advisors regarding the tax consequences to the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. tax consequences.

Each Small Lot Shareholder who is a U.S. Shareholder that receives any amount of cash in connection with the Arrangement is required to provide Computershare with a correct Taxpayer Identification Number ("TIN") on the Form W-9 which is attached, and to certify whether such holder is subject to backup withholding of federal income tax. A "U.S. Shareholder" includes (1) an individual citizen or a resident of the United States (including a U.S. resident alien), (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof (including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. person are authorized to control all substantial decisions of the trust or certain other electing trusts.

U.S. Shareholders that receive a DRS Advice representing Norzinc Shares instead of cash pursuant to the election above do not need to complete the Form W-9. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such shareholder must cross out item 2 of the Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. Failure to provide the information in the Form W-9 may subject a U.S. Shareholder to penalties imposed by the IRS and 24% federal income tax withholding on any consideration subject to tax due to such holder in connection with the Arrangement. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in Part 1 of Form W-9 and sign and date the form.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET OUT IN THIS ELECTION FORM MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. COMPUTERSHARE CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

11.	Miscellaneous

(a)	If the space on this Election Form is insufficient to list all Former Share Certificates, additional certificate numbers and number of Canadian Zinc Shares may be included on a separate signed list affixed to this Election Form.

(b)	If the Canadian Zinc Shares are registered in different forms (e.g., "John Doe" or "J. Doe"), a separate Election Form should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Election Form may be obtained from Computershare at the office listed below.

COMPUTERSHARE INVESTOR SERVICES INC.

The office of the Depositary is:

By Mail

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario

M5C 3H2

Attention: Corporate Actions

By Registered Mail, Hand or by Courier to the attention of Corporate Actions as follows:

Toronto:

100 University Ave.
8th Floor
Toronto, Ontario
M5J 2Y1

Inquiries

Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas)
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by holders of Canadian Zinc Shares to Computershare Investor Services Inc. at the telephone number and location set out above.